EXHIBIT 12.1
AMERICAN EXPRESS CREDIT CORPORATION
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,

	2008	2007	2006	2005	2004

Earnings:
Net income	$745	$720	$622	$415	$234
Income tax provision	68	57	95	50	75
Interest expense	1,618	2,046	1,614	1,141	863

Total earnings (a)	$2,431	$2,823	$2,331	$1,606	$1,172

Fixed charges - interest expense (b)	$1,618	$2,046	$1,614	$1,141	$863

Ratio of earnings to fixed charges (a/b)	1.50	1.38	1.44	1.41	1.36

Interest expense does not include interest on liabilities recorded under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.